FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

June 10, 2003

PEREZ COMPANC S.A.

(formerly PC HOLDING S.A.)

(Exact Name of Registrant as Specified in its Charter)

Maipú 1, Piso 22

(1084) Buenos Aires, Argentina

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No X

If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82 N/A

EXHIBIT		PAGE
A.	Attached hereto as Exhibit A is a Notice of Special Shareholder´s Meeting to be held on July 8, 2003.	3

EXHIBIT A

Attached hereto as Exhibit A is a Notice of Special Shareholder´s Meeting to be held on July 8, 2003.

NOTICE OF SPECIAL SHAREHOLDERS´ MEETING: "Pursuant to the Corporate Bylaws, Shareholders are hereby given notice of a General Special Shareholders´ Meeting to be held on July 8, 2003 at 12 p.m. The meeting shall be held at the main office located at Maipú 1, 2nd underground floor, City of Buenos Aires, for the purpose of considering the following Agenda: "1. Non-adherence to the Optional Statutory System for Binding Public Offering. 2. Addition to the Corporate Bylaws of a new section Nineteen. To such effect, a proposal shall be submitted to the Board for addition to the Corporate Bylaws of a new section Nineteen that will read as follows: "Company not Subject to the Optional Statutory System for Binding Public Offering ". 3. Appointment of two shareholders to sign the minutes." In addition, the notice of shareholders´ meeting shall include a note reminding shareholders that Caja de Valores S.A., domiciled at 25 de Mayo 362, City of Buenos Aires, keeps the Register of Book-Entry Shares. Therefore, in order to attend the Meeting Shareholders shall obtain the corresponding evidence of the book-entry shares account issued by Caja de Valores S.A. to such effect and submit such evidence for registration thereof on the Book of Attendance at Meetings, at the main office located at Maipú 1, City of Buenos Aires, until July 2, 2003, from 9 a.m. to 6 p.m. The Company shall provide the pertinent evidence of receipt for Shareholders to attend the Meeting."

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEREZ COMPANC S.A.

Date: 06/10/2003

By: _____________________ By:_____________________

Name: Jorge de la Rua Name: Daniel Eduardo Rennis

Title: Attorney Title: Attorney